22nd CENTURY GROUP, INC.

9530 Main Street

Clarence, NY 14031

June 2, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	22nd Century Group, Inc.

Registration Statement on Form S-3 (Registration No. 333-195386)

Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, 22nd Century Group, Inc. (the “Registrant”), hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 1:00 p.m., eastern time, on June 5, 2014, or as soon as practicable thereafter.

In connection with the foregoing, the undersigned Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

22nd Century Group, Inc.

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer